Exhibit (a)(1)(J)
Tax Authorities Amsterdam
Amsterdam office
Attn. Mr. E.L. Visser
P.O. Box 58944
1040 EE AMSTERDAM
4 May, 2009

Re:	UPC Broadband ECC Services BV (LVN 8090.49.417), UPC Broadband Holding Services BV (LVN 8102.80.383), Chellomedia Programming (8074.86.966), Liberty Global Europe BV (8103.49.978), UPC Nederland BV (8070.48.525)

— Option/Stock Appreciation Rights Exchange Program
Dear Mr. Visser,
We appreciate your consideration of the following request.
Introduction
Liberty Global, Inc. (the “Company”) will shortly offer all eligible employees of the Company and its subsidiaries (other than certain named executive officers and board members of the Company) who are actively employed at the date of the offering and remain employed through the actual exchange date the opportunity to exchange certain outstanding stock options and stock appreciation rights (“SARs”) for new SARs with a lower exercise price (“Exchange Offer”). Employees that are not employed at the time the Exchange Offer commences or is completed will not be eligible to participate in the Exchange. The program will allow the employees to exchange eligible “out-of-the-money” stock options and “out of the money” SARs which were granted under the Liberty Global Inc. 2005 Equity Incentive Plan (the “Plan”) for new SARs.

4 May, 2009
Stock Options give an employee the right upon exercise to receive shares of the Company’s common stock. Only those stock options with an exercise price greater than or equal to the highest per share closing trading price of the Company’s common stock for the 52-week period immediately preceding the date of the exchange will be eligible options that may be exchanged for new SARs.
SARs give an employee the right upon exercise to receive the difference between the fair market value of the Company’s common stock on the date of exercise and the grant date, to be paid in cash or shares of the Company’s common stock. The Company has stated its intention that both outstanding SARs and new SARs will be settled in shares of Company common stock. SARs will have an exercise price equal to the fair market value of shares on the grant date. Only those SARs with an exercise price greater than or equal to the highest per share closing trading price of the Company’s common stock for the 52-week period immediately preceding the date of the exchange will be eligible SARs that may be exchanged for new SARs.
Due to current market place conditions and the substantial decline in the market value of the Company’s common stock, many of the eligible options and outstanding SARs granted under the plan are significantly “out-of-the-money”, i.e., the exercise price of such eligible options and SARs significantly exceeds the current market value of the Company’s stock. It is accordingly unlikely that the Company’s employees would be able to exercise their current options and/or SARs unless the Company’s share price significantly increases prior to expiration of the options and/or SARs. The purpose of the Exchange Offer is to provide employees with the opportunity to voluntarily exchange eligible options and/or SARs for new SARs at pre-determined exchange ratios to give the awards some of their retention and compensation objectives back while better aligning the interests of the Company’s employees with the Company’s stockholders.
The Exchange Offer will be carried out by making eligible employees an offer to voluntarily exchange their eligible options and/or SARs for new SARs, at ratios determined using the original exercise price of the eligible options and/or SARs and calculated so that the new SARs have a fair value approximately equal to the eligible

4 May, 2009
options and/or SARs using the Black-Scholes pricing model, however, the exchange ratios of the SARs may be slightly rounded and the final value of the SARs cannot be known until the exchange is completed and new SARs are granted. As a result, employees who participate in the exchange will receive a smaller number of SARs than the number of eligible options and/or SARs for which they are exchanged. Participation in the Exchange Offer is voluntary.
Tax consequences
Because the eligible options and/or outstanding SARS to be exchanged have not been regarded as wages thus far (because these rights have not been exercised), we request you to confirm that the exchange pursuant to the Exchange Offer will be neutral for tax purposes.
The Company agrees that the new SARs will be fully taxable at the time at which employees exercise the SARs and acquire shares of the Company’s common stock. Please note that the new SARs (and the eligible options and outstanding SARs) are without shareholders’ rights (voting rights and/or dividend rights), and that eligible options, outstanding SARs and new SARs have vesting conditions which provide that if employees do not remain employed for a set amount of time after grant, the stock options and/or SARs will be forfeited. The new SARs will not be vested on their date of grant regardless of when the eligible options and/or SARs vested. Instead, the new SARS will vest over a four-year term from the date of grant. The new SARs will vest provided the employee remains actively employed by the Company or one of its subsidiaries on the applicable vesting date, unless otherwise provided in the employee’s award agreement under limited circumstances.
We understand from our advisors that the same agreement has been made with your colleagues Mr. Vrolijk and Ms. Hewitt for other companies in similar cases. They pointed out, however, that both the Dutch employer and the employee involved must confirm expressly in advance that they agree with the tax consequences. In that connection, please find attached the agreement that our client would like to use (Annex 1).

4 May, 2009
We trust that the information above is sufficient and look forward to receiving your reply.
Sincerely,
Annex: 1

AGREEMENT REGARDING DUTCH TAX AND SOCIAL SECURITY CONTRIBUTIONS
FOR EMPLOYEES ELECTING TO PARTICIPATE IN EXCHANGE OFFER
An employer-employee relationship is in effect between [NAME OF EMPLOYEE] (hereinafter to be referred to as the “Employee”) and [NAME OF EMPLOYER] (hereinafter to be referred to as the “Employer”).
The Employer’s parent company, Liberty Global, Inc. (the “Company”), has offered the Employee the right to participate in an exchange of stock appreciation rights (“SARs”) pursuant to the terms and conditions that are described in the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for New Stock Appreciation Rights, dated May 19, 2009, for new SARs to be settled in stock (hereinafter to be referred to as the “Exchange Offer”).
If Employee elects to participate in the Exchange Offer, on June 16, 2009 or such later date on which the Exchange Offer expires (the “Expiration Date of the Exchange Offer”), the Company will grant the Employee a certain number of SARs to be settled in stock, with respect to shares of the Company’s common stock (hereinafter to be referred to as “Rights”) under the Liberty Global, Inc. 2005 Equity Incentive Plan. The Rights are granted in exchange for the cancellation of previously granted SARs of the Company’s common stock (“Exchanged SARs”).
On May 7, 2009, the Employer received confirmation of the Dutch Tax Authorities about the consequences of the Exchange Offer for Dutch tax and social security purposes. The Dutch Tax Authorities confirmed that no Dutch taxes and/or social security contributions are due in connection with the Exchange Offer, provided that:
(i)	no loss and/or refund is claimed for Dutch wage and/or personal income tax purposes by the Employee and/or the Employer with respect to Exchanged SARs that are voluntarily surrendered pursuant to the Exchange Offer;

(ii)	the full gain derived from exercising the Rights and issuance of shares of the Company’s common stock received as a result of the Exchange Offer constitutes taxable wages for both Dutch tax and social security purposes, and

(iii)	the Employer informs the competent inspector of the Dutch Tax Authorities about this agreement as soon as possible following the Expiration Date of the Exchange Offer by sending him or her a copy of this agreement.
By signing this agreement both the Employer and the Employee unconditionally accept the terms and conditions of the Dutch Tax Authorities as described above. Agreed on [DATE].

[NAME OF EMPLOYER]	[NAME OF EMPLOYEE]
[OFFICER]	[ADDRESS]
LVN: [NUMBER]	Social Security Number:

Amsterdam

Telefoon 0800 - 0543

>	Postbus 58944	1040 EE AMSTERDAM
Unit 56
Doorkiesnummer (020) 687 6958

	Liberty Global Europe Dhr. J.H.W. Kemper Postbus 74763 1070 BT AMSTERDAM		Datum 7 mei 2009

Uw kenmerk
6 may 2009

Kenmerk
elv/810349978/LH

Betreft
Liberty Global Inc option/SAR exchange program
Geachte heer Kemper,
In uw brief van 6 mei 2009 geeft u aan dat Liberty Global Inc. een zogenaamd Option /SAR Exchange Program gaat introduceren waardoor werknemers op vrijwillige basis oude ‘out-of-the-money’ aandelen optierechten en SAR’s kunnen omruilen voor nieuwe ‘at-the-money’ SAR’s.
Ik bevestig hierbij dat het omruilen van de aandelenopties (“plan” 2005) en de SAR’s zonder gevolgen voor de loonheffingen kan plaatsvinden, indien wordt voldaan aan de voorwaarden gesteld in bijlage 1 van uw brief gevoegde concept overeenkomst (agreement regarding dutch tax and social security contributions for employees electing to participate in exchange offer). Dit houdt onder meer in dat de werknemer en of de werkgever ter zake van de oude (vervallen) ‘out-of-the-money’ rechten op geen enkele wijze enig fiscaal nadeel zullen claimen. De oude rechten zouden eerst bij uitoefening / vervreemding in de belastingheffing worden betrokken. Voor de nieuwe rechten geldt eveneens dat de volledige winst behaald bij uitoefening / vervreemding zal worden belast.
Naast de gevolgen voor de loonheffingen acht ik het van belang te vermelden dat met betrekking tot de vennootschapsbelasting sprake is van rechten die vallen onder het regime van 2009. Ingevolge artikel 10c van de Wet op de vennootschapsbelasting blijven deze optieverplichtingen bij het bepalen van de winst buiten aanmerking. Ik verwijs u verder naar onze brief van 17 april 2007 aan de heren Van den Berg en Van Jeveren.
Indien u naar aanleiding van deze brief vragen heeft, kunt u mij bereiken op telefoonnummer 020-687 6958.
Hoogachtend,
Belastingdienst/Amsterdam
namens de inspecteur,

mr. E.L. Visser

Bezoekadres
In uw antwoord datum en kenmerk van deze brief vermelden	Kingsfordweg 1
AMSTERDAM

English Translation
Subject: Liberty Global Inc option/SAR exchange program
Dear Mr. Kemper,
In your letter dated 6 May 2009, you indicate that Liberty Global, Inc. is planning to offer an Option/SAR Exchange Program by which employees can exchange currently held “out-of-the-money” stock option rights and SAR’s for new “at-the-money” SAR’s.
I hereby confirm that the exchange of stock options and SAR’s granted under the Plan can remain without consequences for wage tax purposes, if the conditions as stated in the draft agreement enclosure 1 of your letter are met (agreement regarding Dutch tax and social security contributions for employees electing to participate in exchange offer). This means, in addition to other provisions in the agreement, that under no circumstance will the employee and/or the employer claim any tax disadvantage regarding the old (exchanged) “out-of-the-money” grants. The old grants would not have been taxable until exercise/sales. The full gain realized from the exercise of the new grants will be taxable at exercise, as well.
Aside from the consequences for wage tax purposes, I deem it to be important to mention with respect to corporate income taxes we are referring to grants issued in 2009. As referenced in article 10c of the Corporate Income Tax Act, these SAR grants will not be taken into account to determine profit. In this respect, I refer to my letter dated 17 April 2007 to Mr. Van den Berg and Van Jeveren.
If you have any questions, you can contact me at telephone number 020-6876958.
Yours truly,
DTA Amsterdam in the name of the inspector,
Mr. E.L. Visser